Exhibit 99.2
PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. subsidiary Acasti Pharma Inc. reports superior effect of Drug Candidate CaPre™ over Lovaza® on Impaired Glucose Tolerance

Laval, Québec, CANADA – November 4, 2010 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) subsidiary Acasti Pharma Inc. (“Acasti”) reports preclinical results showing that its leading drug candidate CaPre™, performed significantly better than the currently marketed drug, Lovaza®, at managing impaired glucose tolerance (IGT) a serious pre-diabetic state associated with increased risk of diabetes and heart disease.

The results of the present preclinical study indicate that CaPre™ significantly improved the established IGT found in ZDF rats (compared to normal healthy Sprague-Dawley rats), as compared to Lovaza® after one and three months of oral daily administration. Daily treatment with 0.5g CaPre™ reduced IGT by 21% after only one month and further reduced IGT by up to 35% after three months compared to Lovaza® which achieved a 5% reduction after three months of treatment.

“These results clearly demonstrate that CaPre™ not only has the ability to modulate favorably blood lipids, but also the ability to potentially lower the detrimental effects of impaired glucose tolerance associated with increased morbidity in cardiometabolic patients, When compared to Lovaza®, our data suggests for CaPre™ a more complete overall effect at a significantly lower and easier to tolerate daily dose” said Dr. Farhad Amiri, Associate-Director, Preclinical Studies.

“These results along with previously reported beneficial lipid-management effects of CaPre™, repeatedly shown to significantly reduce triglycerides and LDL (“bad cholesterol”) while increasing HDL (“good cholesterol”), suggest that Acasti’s prescription drug candidate CaPre™ potentially offers a more complete lipid management in cardiometabolic patients that are characterized by having both dyslipidema and impaired glucose tolerance than currently available options”, said Dr. Tina Sampalis, President of Acasti.

Adult male rats of an established model of severe dyslipidemia and type 2 diabetes, received either 0.5g CaPre™ or 4g Lovaza® in daily human equivalent dosing (HED) over 12 consecutive weeks. At the end of each month, rats were fasted for 12 hours and underwent an Oral Glucose Tolerance Test (OGTT), a routine test for diabetic patients. Briefly, blood glucose levels were measured after 12 hours (overnight) of fasting and then every 30 minutes for 3 hours after ingesting a glucose load.

Lovaza® is the only FDA approved prescription fish oil solely indicated for the treatment of severe hypertriglyceridemia (very high triglycerides >500mg/dl). According to market research firm IMS Health, global sales of Lovaza® topped $1 billion in 2009, with $758 million of those sales originating in the U.S. GlaxoSmithKline PLC (LSE/NYSE: GSK) acquired the USA rights to Lovaza® by its acquisition of Reliant Pharmaceuticals Inc., in 2007 for $1.65 billion.

About Neptune Technologies & Bioressources Inc.
Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide. Neptune is the mother company of Acasti and NeuroBioPharm.

About Acasti Pharma Inc.
Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.
NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

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Neptune Contact:	Acasti Contact
Neptune Technologies & Bioressources Inc.	Acasti Pharma Inc.
André Godin, V.P. Administration and Finance	Tina Sampalis, President
+1 450.687.2262	+1 450.686.4555
a.godin@neptunebiotech.com	t.sampalis@acastipharma.com
www.neptunebiotech.com	www.acastipharma.com

CEOcast Contact:	Howard Group Contact:
Dan Schustack	Bob Beaty
+1 212-732-4300	1 (888) 221-0915
dschustack@ceocast.com	bob@howardgroupinc.com
www.ceocast.com	www.howardgroupinc.com

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